                                               FILED PURSUANT TO RULE 424(b)(5)
                                                     REGISTRATION NO. 333-31039


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 24, 1997)
                                  $150,000,000

                      UNION TEXAS PETROLEUM HOLDINGS, INC.                [LOGO]
          7.000% MANDATORY PUTABLE/REMARKETABLE SECURITIES (MAPS(SM))
                               DUE APRIL 15, 2038
                (MANDATORY PUT/REMARKETING DATE APRIL 15, 2008)
                               ------------------
     The annual interest rate on the 7.000% MAndatory Putable/remarketable Securities (MAPS(SM)) (the "MAPS") due April 15, 2038 of Union Texas Petroleum Holdings, Inc. (the "Company") until April 15, 2008 is 7.000%. THE MAPS ARE SUBJECT TO MANDATORY TENDER on April 15, 2008 (the "Remarketing Date"). If NationsBanc Montgomery Securities LLC, as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket the MAPS as described herein, the MAPS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, except in the limited circumstances described herein. See "Description of the MAPS -- Tender of MAPS; Remarketing." If the Remarketing Dealer for any reason does not purchase all MAPS on the Remarketing Date or elects not to remarket the MAPS, or in certain other limited circumstances described herein, the Company will be required to repurchase the entire principal amount of the MAPS from the Beneficial Owners (as defined herein) thereof at 100% of the principal amount thereof plus accrued and unpaid interest, if any. See "Description of the MAPS -- Repurchase."

     Interest on the MAPS is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. The MAPS are subject to optional redemption by the Company after the Remarketing Date, in whole or in part at a price equal to 100% of their principal amount plus accrued and unpaid interest plus a Make-Whole Premium (as defined below) calculated by reference to the then-prevailing Treasury Yield (as defined below) plus 25 basis points and the remaining life of the MAPS. See "Description of the MAPS -- Redemption."

     The MAPS will be issued under a book-entry system in the form of one or more global securities ("Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. The actual purchasers of the MAPS ("Beneficial Owners") will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the MAPS will be made in immediately available funds and the MAPS will trade in DTC's Same-Day Funds Settlement System until maturity. Secondary market trading activity in the MAPS will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the
MAPS -- Same-Day Settlement and Payment."
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================================
                                                                PRICE TO          UNDERWRITING         PROCEEDS TO
                                                                PUBLIC(1)          DISCOUNT(2)        COMPANY(3)(4)
----------------------------------------------------------------------------------------------------------------------
Per MAPS..................................................       99.61%               0.65%              102.89%
Total.....................................................    $149,415,000          $975,000          $154,335,000
======================================================================================================================

(1) Plus accrued interest, if any, from April 15, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $200,000.

(4) The proceeds to the Company include a premium paid by the Remarketing Dealer for the right to require the mandatory tender of all outstanding MAPS. See "Underwriting."
                               ------------------
     The MAPS are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the MAPS will be made through the book-entry facilities of DTC on or about April 15, 1998.

"MAPS(SM)" is a service mark of Salomon Brothers Inc

SALOMON SMITH BARNEY
                      CHASE SECURITIES INC.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

The date of this Prospectus Supplement is April 9, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE MAPS. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT TRANSACTIONS AND THE PURCHASE OF MAPS TO COVER THE UNDERWRITERS' SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The following discussion should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K") incorporated by reference in the Prospectus dated July 24, 1997 to which this Prospectus Supplement relates.

GENERAL

     The Company, the successor to a corporation founded in 1896, is a U.S.-based independent (non-integrated) oil and gas company with worldwide operations. At December 31, 1997, the Company had proved oil and gas reserves of 459 million barrels of oil equivalent. In February 1998, the Company recorded an additional 114 million barrels of proved reserves in connection with its Venezuelan acquisition described below. All of the Company's oil and gas producing activities are currently conducted outside of the United States in the United Kingdom (the "U.K.") sector of the North Sea, Indonesia, Venezuela and Pakistan. The Company is also currently engaged in exploration activities in several other countries. In addition, the Company and its co-venturers are developing the Alpine oil field on Alaska's North Slope. Production from the Alpine field is expected to begin in the first part of 2000. The Company also operates a U.S.-based petrochemical business near Baton Rouge, Louisiana.

     The Company's principal current international activities began in the late 1960s with its participation in a joint venture in Indonesia and in two consortia in the U.K. North Sea. The Company's principal properties in the U.K. North Sea are interests in the Alba, Piper, Claymore, Saltire, Chanter, Iona and Scapa oil fields, the Sean gas fields and the Britannia gas and condensate field. Production from the Britannia field is expected to begin in August 1998. The Company's Indonesian activities consist primarily of its 37.81% working interest in the East Kalimantan joint venture that produces natural gas and, to a lesser extent, oil and condensate from several fields in Indonesia. The Company holds its interests in this joint venture directly through a wholly owned subsidiary and also indirectly through its 50% interest in a partnership, which has an indirect subsidiary who serves as the operator of the joint venture. Natural gas produced by the East Kalimantan joint venture is converted into liquefied natural gas ("LNG") at facilities owned by Pertamina, the Indonesian national oil and gas company. Currently, LNG is sold to buyers in Japan, Taiwan and Korea. Payments for LNG under all LNG Sales Contracts are made in U.S. dollars directly to a bank in the United States. During 1997, 80% of the joint venture's share of LNG was sold, and in 1998, 74% is expected to be sold, by Pertamina to Japanese customers.

     Recently the Company established Venezuela as a significant core operated area. The Company's activities in Venezuela consist of its interest in two operating service contracts covering the Desarrollo Zulia Occidental ("DZO") unit and the Boqueron contract area. The Company's reserves in Venezuela currently account for over 25% of the Company's worldwide reserves. The Venezuelan reserves relate to the Company's net interest in the two operating service contracts pursuant to which the Company will receive certain fees based on a predetermined formula for each barrel of crude oil produced. In February 1998, the Company acquired all of the stock of Compania Occidental de Hidrocarburos, Inc., which operates the DZO unit under its 100% interest in an operating service contract with a subsidiary of the national oil company, Petroleos de Venezuela S.A. In June 1997, the Company and its co-venturer were the successful bidders for the Boqueron area operating service contract awarded under Venezuela's Third Operating Agreement Round. The Company has a 66.67% interest in the Boqueron service contract and expects to assume operatorship in May 1998. See "Reserves" including the notes thereto for a discussion of how the Company's reserves in Venezuela are determined.

RECENT DEVELOPMENTS

     In March 1998, oil prices fell to their lowest levels since 1988. For example, the spot price for West Texas Intermediate averaged approximately $15.93 for the first quarter of 1998 down from approximately $22.74 for the first quarter of 1997. As compared to the first quarter of 1997, which was favorably impacted by higher oil prices with net income of $64 million or $.74 per share, lower oil prices in 1998 will result in the Company recording significantly lower earnings in the first quarter of 1998. In light of the current low oil price environment, the Company is reviewing its capital expenditure budget for 1998 and expects that any reductions in capital and operating expenses would not significantly impact current operations but defer certain exploration and development plans. Any such deferrals could limit opportunities for new reserves from exploration successes and delay anticipated production from certain properties thus impacting future net income and cash flows.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, price volatility (as evidenced by the recent decline in market prices for crude oil), exploration, development, operational and implementation risks, and other factors included in the Company's publicly available reports filed with the Securities and Exchange Commission (the "Commission").

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the MAPS are estimated at $154,135,000(1) after the deduction of the underwriting discount and of the estimated expenses payable by the Company. The Company will use the proceeds to pay down indebtedness under certain uncommitted and unsecured money market lines of credit of the Company incurred primarily in connection with the Company's 1998 acquisition in Venezuela and for general corporate purposes. At the offering, $166 million was outstanding under the money market lines at a weighted average interest rate of 6.11% per annum. The money market lines are used by the Company periodically in lieu of drawing down under the Company's revolving credit agreement, which has a final maturity of March 31, 2002. The use of proceeds will be applied to pay down indebtedness under the money market lines owed to an affiliate of one of the Underwriters. See "Underwriting."
---------------

(1) The net proceeds to the Company include a premium paid by the Remarketing Dealer for the right to require the mandatory tender of all outstanding MAPS. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the Company's 1998 Venezuelan acquisition, the MAPS offered hereby, the issuance of the 1,750,000 shares of the Company's 7.14% Series A Cumulative Preferred Stock on March 6, 1998 (the "Series A Preferred Stock"), the application of the estimated net proceeds received by the Company from the issuance of the MAPS as described in "Use of Proceeds" herein and the application of the net proceeds of the offering of the Series A Preferred Stock. The following table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Form 10-K.

                                                                AT DECEMBER 31, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Debt
  Long-term debt
     Bank debt..............................................  $  226,404    $  143,292
     8.25% Senior Notes due 1999............................     100,000       100,000
     8 3/8% Senior Notes due 2005...........................     125,000       125,000
     8 1/2% Senior Notes due 2007...........................      75,000        75,000
     Medium Term Notes......................................     100,000       100,000
     MAPS offered hereby....................................          --       155,895
                                                              ----------    ----------
          Total debt........................................     626,404       699,187
                                                              ----------    ----------
Stockholders' equity
  Preferred stock...........................................          --       171,300
  Common stock..............................................       4,391         4,391
  Paid in capital...........................................      18,645        18,645
  Cumulative foreign exchange translation adjustment and
     other..................................................     (34,954)      (34,954)
  Retained earnings.........................................     733,201       733,201
  Treasury stock............................................     (52,688)      (52,688)
                                                              ----------    ----------
          Total stockholders' equity........................     668,595       839,895
                                                              ----------    ----------
          Total capitalization..............................  $1,294,999    $1,539,082
                                                              ==========    ==========

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary financial information of the Company at the dates and for the periods indicated. The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes thereto included in the Form 10-K.

                                                               YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                       1997             1996             1995
                                                   -------------    -------------    -------------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues.........................................   $   933,228      $ 1,036,449      $   876,029
Costs and other deductions:
  Product costs and operating expenses...........       314,330          341,057          299,133
  Exploration expenses...........................        99,380           51,765           77,185
  Depreciation, depletion and amortization.......       216,108          212,470          191,503
  Selling, general and administrative expenses...        26,696           26,945           26,098
  Interest expense...............................         7,412           25,173           28,783
                                                    -----------      -----------      -----------
Income before income taxes.......................       269,302          379,039          253,327
Income taxes.....................................       133,436          226,812          150,977
                                                    -----------      -----------      -----------
          Net income.............................   $   135,866      $   152,227      $   102,350
                                                    ===========      ===========      ===========
Diluted earnings per share of common stock.......   $      1.59      $      1.74      $      1.16
                                                    ===========      ===========      ===========
Weighted average shares outstanding including
  potential dilutive common shares...............    85,558,631       87,561,714       88,098,090
                                                    ===========      ===========      ===========
OTHER FINANCIAL DATA:
  EBITDA(1)......................................       492,822          616,682          473,613
  Ratio of earnings to fixed charges(2)..........          5.71x(3)         7.84x            5.52x
  Ratio of EBITDA to interest(4).................          10.3x            12.0x             9.1x
BALANCE SHEET DATA (AT END OF PERIOD):
Net working capital..............................   $  (104,303)     $   (77,297)     $   (36,269)
Property, plant and equipment -- net.............     1,746,661        1,632,423        1,551,198
Total assets.....................................     2,021,556        1,942,004        1,836,818
Long-term debt...................................       626,404          558,463          712,132
Common stock and other stockholders' equity......       668,595          586,022          423,790

---------------

(1) EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization to net income. EBITDA should not be considered as an alternative to income (loss) or operating income (loss), as defined by generally accepted accounting principles, as an indicator of the Company's financial performance, as an alternative to cash flow, as a measure of liquidity or as being comparable to other similarly titled measures of other companies.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income plus fixed charges less capitalized interest during the period. Fixed charges consist of interest expense, capitalized interest, amortization of discount and financing costs and the portion of rent expense which is deemed to be representative of the interest component of rent expense. There was no preferred stock outstanding for any of the periods shown.

(3) Assuming the $150 million of MAPS offered hereby was issued on January 1, 1997 and the estimated net proceeds therefrom were applied as described herein, the pro forma ratio of earnings to fixed charges would be 4.96x. Assuming such issuance of the MAPS and application of the estimated net proceeds therefrom and assuming the 1,750,000 shares of the Company's Series A Preferred Stock were issued on January 1, 1997 and the application of the proceeds therefrom, the pro forma ratio of earnings to combined fixed charges and preferred stock dividends would be 3.49x. Fixed charges include the preferred stock dividend requirement adjustment for the pro forma ratio.

(4) For purposes of calculating the ratio of EBITDA to interest, interest is interest expense plus capitalized interest.

                                    RESERVES

     The following table sets forth information regarding the Company's estimates of its proved net reserves as of December 31, 1997. The Company's estimates of reserves filed with federal agencies, including the Commission, agree with the information set forth below. The following table should be read in conjunction with the Form 10-K, including Item 1 -- "Business -- Risk Factors," Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 19 of Notes to Consolidated Financial Statements.

                                  OIL (MBBLS)(A)(B)                      GAS (MMCF)(B)
                          ---------------------------------   -----------------------------------
                          DEVELOPED   UNDEVELOPED    TOTAL    DEVELOPED   UNDEVELOPED     TOTAL
                          ---------   -----------   -------   ---------   -----------   ---------
United Kingdom..........    40,835      35,820       76,655     124,843     247,349       372,192
Indonesia(c)............    17,473       1,775       19,248     670,415     110,674       781,089
Venezuela(d)............    40,000                   40,000
Pakistan................     4,206       1,640        5,846      75,107      44,787       119,894
Alaska..................                32,005       32,005
                           -------      ------      -------   ---------     -------     ---------
        Total...........   102,514      71,240      173,754     870,365     402,810     1,273,175
                           -------      ------      -------   ---------     -------     ---------
Equity Partnership:
  Indonesia(c)..........     7,316         749        8,065     284,535      47,134       331,669
                           -------      ------      -------   ---------     -------     ---------
        Total...........   109,830      71,989      181,819   1,154,900     449,944     1,604,844
                           =======      ======      =======   =========     =======     =========

                            OIL EQUIVALENTS (MBOE)(A)(B)
                          ---------------------------------
                          DEVELOPED   UNDEVELOPED    TOTAL
                          ---------   -----------   -------
United Kingdom..........    62,360       78,466     140,826
Indonesia(c)............   133,062       20,857     153,919
Venezuela(d)............    40,000                   40,000
Pakistan................    17,155        9,362      26,517
Alaska..................                 32,005      32,005
                           -------      -------     -------
        Total...........   252,577      140,690     393,267
                           -------      -------     -------
Equity Partnership:
  Indonesia(c)..........    56,374        8,875      65,249
                           -------      -------     -------
        Total...........   308,951      149,565     458,516
                           =======      =======     =======

---------------

(a) For the purpose of calculating reserves, oil includes condensate, and for the U.K., oil also includes natural gas liquids.

(b) Unless otherwise indicated in the Form 10-K, gas volumes are stated at the legal pressure base of the area or country in which the reserves are located and at 60 degrees Fahrenheit. As used herein, the term "BTU" means British thermal unit, the term "TBtu" means trillion BTUs, the term "MMBtu" means million BTUs, the term "Mcf" means thousand cubic feet, the term "MMcf" means million cubic feet, the term "Bcf" means billion cubic feet, the term "Tcf" means trillion cubic feet, the term "Bbl" means barrel, the term "MBbls" means thousands of barrels, the term "MMBbls" means millions of barrels, the term "boe" means barrel of oil equivalent, the term "Mboe" means thousand barrels of oil equivalent and the term "MMboe" means million barrels of oil equivalent. Gas is converted into a barrel of oil equivalent based on 5.8 Mcf of gas to one barrel of oil. The term "LNG" means liquefied natural gas and the term "LPG" means liquefied petroleum gas.

(c) Information regarding Indonesian reserves relates to the Company's net interest in a production sharing contract between the Indonesian joint venture and Pertamina. The joint venture has no ownership interest in the reserves but does have the right to share revenues and production and is entitled to recover most field and other operating costs and capital depreciation. The reserve estimates, which are based on year-end prices, are subject to revision as product prices and costs fluctuate due to the cost recovery feature under the production sharing contract. The impact on reserves is inversely related to price changes and directly related to changes in field operating and capital costs. In addition, reserve estimates are subject to revision due to the effect that price fluctuations generally have on estimates of recoverable reserves. Debt relating to the LNG processing facilities owned by Pertamina is contractually required to be serviced from proceeds of LNG sales prior to the distribution of such proceeds primarily to the members of the joint venture, Pertamina and the other production sharing contractors. The debt obligation is not the obligation of the joint venture. Debt service relating to such facilities is accounted for in the Company's reserve estimates as a cost of production and operation. Such debt service is deducted in estimating future net revenues to be distributed among Pertamina and the production sharing contractors, including the joint venture and the Company's interest therein. See the Form 10-K, Item 1 -- "Business -- Exploration and Production -- Indonesia" and Note 19 of Notes to Consolidated Financial Statements.

(d) The reserves table, as well as the other tables in the Form 10-K, does not include the reserves associated with the DZO unit, which were recorded in February 1998. Information regarding all Venezuelan reserves relates to the Company's net interest in an operating service contract for the Boqueron area between the Company, the other contractor and a subsidiary of PDVSA. The Government of Venezuela retains full ownership of all hydrocarbons. As of December 31, 1997, the Company recorded 40 million barrels of proved reserves for the Boqueron contract area. The Company will receive a service fee for each barrel of crude oil produced at Boqueron, which consists of the following two components: (i) a set fee of $1.25 per barrel for the baseline production estimated as 8,500 gross barrels per day with a nominal annual decline rate of 10% and (ii) a sliding incentive fee for the incremental production, as well as cost recovery for field and other capital and operating costs. In 1998, the Company recorded for the DZO unit 114 million barrels of proved reserves, of which 56 million barrels are classified as proved undeveloped. With respect to the reserves associated with the DZO unit that are not included in the reserves table or other tables in the Form 10-K, the fees received are operating, capital reimbursement and interest on unrecovered capital costs which are in total limited by a maximum total fee. The maximum total fee is indexed with a basket of crude oil products and was approximately $5.00 per barrel in the beginning of 1998. The Company cannot predict the extent that the future maximum total fee will limit the operating, interest and capital fees received and recorded. Additionally, an incremental incentive fee of several dollars per barrel, which is also indexed to a basket of crude oil products but is not limited by the maximum total fee, is payable when cumulative production from the DZO unit (from inception of the 1993 contract) reaches 52 million barrels. The contractor does not pay royalties related to the DZO unit but does with respect to the Boqueron contract area. See the Form 10-K, Item
     1 -- "Business -- Exploration and Production -- Venezuela" and Note 19 of Notes to Consolidated Financial Statements.

                            DESCRIPTION OF THE MAPS

     The following description of the particular terms of the MAPS supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus dated July 24, 1997 to which this Prospectus Supplement relates or in the Indenture referred to therein.

GENERAL

     The MAPS are general senior unsecured obligations of the Company to be issued pursuant to an Indenture, dated as of March 15, 1995 (as amended and supplemented, the "Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus, and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The MAPS will be limited to $150,000,000 aggregate principal amount and will be issuable only in registered form. The Indenture does not limit the amount of other Debt Securities that may be issued by the Company.

     The MAPS will mature on April 15, 2038 (the "Stated Maturity Date"). Because of the mandatory put and remarketing provisions described below, however, all purchasers who purchase the MAPS in this offering or in the open market prior to April 15, 2008, will have those MAPS either (i) repurchased by the Company on the Remarketing Date or (ii) purchased by the Remarketing Dealer.

     The MAPS will bear interest at the annual interest rate of 7.000% per annum to but excluding April 15, 2008 (the "Remarketing Date"). If the Remarketing Dealer elects to remarket the MAPS, except in the limited circumstances described herein, (i) the MAPS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, on the terms and subject to the conditions described herein, and (ii) on and after the Remarketing Date, the MAPS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "-- Tender of MAPS; Remarketing" below.

     Under the circumstances described below, the MAPS are subject to redemption by the Company from the Remarketing Dealer on the Remarketing Date. See
"-- Redemption" below. If the Remarketing Dealer for any reason does not purchase all MAPS on the Remarketing Date or elects not to remarket the MAPS, or in certain other limited circumstances described herein, the Company will be required to repurchase the entire principal amount of the MAPS from the Beneficial Owners thereof on the Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See "-- Repurchase" below.

     The MAPS are subject to optional redemption after the Remarketing Date in whole or in part at a price equal to 100% of their principal amount plus accrued and unpaid interest plus a Make-Whole Premium (as defined below) calculated by reference to the then-prevailing Treasury Yield (as defined below) plus 25 basis points and the remaining life of the MAPS. See "-- Redemption" below.

     The MAPS will bear interest from April 15, 1998, payable semi-annually on April 15 and October 15 of each year (each, an "Interest Payment Date"), commencing October 15, 1998 to the persons in whose name the MAPS are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest on the MAPS will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed. If any Interest Payment Date or the Stated Maturity Date or date of redemption or repurchase of the MAPS falls on a day that is not a Business Day, the payment shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Stated Maturity Date or date of earlier redemption or repurchase, as the case may be.

     The MAPS will be issued in denominations of $1,000 and integral multiples thereof.

TENDER OF MAPS; REMARKETING

     The following description sets forth the terms and conditions of the remarketing of the MAPS, in the event that the Remarketing Dealer elects to purchase the MAPS and to remarket the MAPS on the Remarketing Date.

  Mandatory Tender

     Provided that the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than 10 Business Days prior to the Remarketing Date of its intention to purchase the MAPS for remarketing (the "Notification Date"), each MAPS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "Repurchase" or "Redemption" below. The purchase price of such MAPS will be equal to 100% of the principal amount thereof. See "-- Notification of Results; Settlement." When the MAPS are tendered for remarketing, the Remarketing Dealer may remarket the MAPS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Remarketing Date, the MAPS will bear interest at the Interest Rate to Maturity, as described below. If the Remarketing Dealer elects to remarket the MAPS, the obligation of the Remarketing Dealer to purchase the MAPS on the Remarketing Date is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MAPS shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all such MAPS on the Remarketing Date, the Company will be required to repurchase the MAPS from the Beneficial Owners thereof at a price equal to the principal amount thereof plus all accrued and unpaid interest, if any, on the MAPS to but excluding the Remarketing Date. See "-- Repurchase" below.

     The Interest Rate to Maturity shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") to the nearest one hundred-thousandth (0.00001) of one percent per annum, and will be equal to the sum of 5.8775% (the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the MAPS.

     The "Applicable Spread" shall be the lowest firm commitment bid expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate principal amount of the MAPS at the Dollar Price, but assuming (i) an issue date that is the Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date that is the Stated Maturity Date and
(iii) a stated annual interest rate, payable semi-annually, equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such firm commitment bids obtained as described above. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the Beneficial Owners and Holders of the MAPS, the Company and the Trustee.

     "Dollar Price" means, with respect to the MAPS, the present value, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below).

     "Reference Corporate Dealers" means each of Salomon Brothers Inc, Chase Securities Inc., NationsBanc Montgomery Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a leading dealer of publicly traded debt securities of the Company in The City of New York (a "Primary Corporate Dealer"), the Remarketing Dealer shall substitute therefor another Primary Corporate Dealer.

     "Remaining Scheduled Payments" means, with respect to the MAPS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to but excluding the Stated Maturity Date; provided, however, that if the Remarketing Date is not an Interest Payment Date with respect to the MAPS, the amount of the next succeeding scheduled interest payment thereon, calculated at the Base Rate only, will be reduced by the amount of interest accrued thereon, calculated at the Base Rate only, to the Remarketing Date.

     "Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues (as defined below), assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price (as defined below) for such Remarketing Date.

     "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of the MAPS being remarketed.

     "Comparable Treasury Price" means, with respect to the Remarketing Date,
(a) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date, as set forth on "Telerate Page 500," or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, (i) the average of the Reference Treasury Dealer Quotations for the Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations, and "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in (a) above as may replace Dow Jones Markets Limited.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m. on the Determination Date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Chase Securities Inc., NationsBanc Montgomery Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.

  Notification of Results; Settlement

     Provided the Remarketing Dealer has previously notified the Company and the Trustee on the Notification Date of its intention to purchase all MAPS tendered (or deemed to have been tendered) to the Remarketing Dealer on the Remarketing Date, the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

     All of such MAPS will be automatically delivered to the account of the Trustee, by book-entry through the DTC pending payment of the purchase price therefor, on the Remarketing Date.

     The Remarketing Dealer will make or cause the Trustee to make payment to the DTC participant (each, a "Participant") of each Beneficial Owner of MAPS so tendered (or deemed to have been so tendered), by book entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's MAPS, of the purchase price for the MAPS that have been purchased for remarketing by the Remarketing Dealer. The purchase price of such MAPS will be equal to 100% of the principal amount thereof. If the Remarketing Dealer does not purchase all of the MAPS on the Remarketing Date, it will be the obligation of the Company to make or cause to be made such payment for the entire principal amount of the MAPS, as described below under "Repurchase." In any case, the Company will make or cause the Trustee to make payment of interest to each Beneficial Owner of MAPS due on the Remarketing Date by book entry through DTC by the close of business on the Remarketing Date.

     The transactions described above will be executed on the Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective Participants will be debited and credited and the MAPS delivered by book entry as necessary to effect the purchases and sales thereof.

     Transactions involving the sale and purchase of the MAPS remarketed by the Remarketing Dealer on and after the Remarketing Date will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

     The tender and settlement procedures described above, including provisions for payment by purchasers of the MAPS in the remarketing or for payment to selling Beneficial Owners of MAPS, may be modified, notwithstanding any contrary terms of the Indenture, to the extent required by DTC or, if the book-entry system is no longer available for the MAPS at the time of the remarketing, to the extent required to facilitate the remarketing of the MAPS in certificated form. In addition, the Remarketing Dealer may, notwithstanding any contrary terms of the Indenture, modify the settlement procedures set forth above in order to facilitate the settlement process.

     As long as the DTC nominee holds the certificates representing any MAPS in the book-entry system of DTC, no certificates for such MAPS will be delivered by any selling Beneficial Owner to reflect any transfer of such MAPS effected in the remarketing. In addition, under the terms of the MAPS and the Remarketing Agreement (as defined below), the Company has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, (i) it will use its best efforts to maintain the MAPS in book-entry form with DTC or any successor thereto and to appoint a successor to DTC to the extent necessary to maintain the MAPS in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the MAPS to be issued in certificated form. See "-- Book-Entry Systems" below.

  The Remarketing Dealer

     On or prior to the date of original issuance of the MAPS, the Company and the Remarketing Dealer will enter into a Remarketing Agreement (the "Remarketing Agreement").

     The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company in connection with the remarketing.

     The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

     In the event that the Remarketing Dealer elects to remarket the MAPS as described herein, the obligation of the Remarketing Dealer to purchase the MAPS from Beneficial Owners of MAPS will be subject to several conditions precedent set forth in the Remarketing Agreement that are customary in the Company's public offerings, including the conditions that, since the Notification Date, no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MAPS shall have occurred and be continuing. In addition, the Remarketing Agreement will provide for the termination thereof, or redetermination of the Interest Rate to Maturity, by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events that are also customary in the Company's public securities offerings.

     No Beneficial Owner of any MAPS shall have any rights or claims under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such MAPS.

     The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 Business Days after the delivery to the Company and the Trustee of written notice of such resignation. In such case, the Company shall have the sole right but not the obligation to appoint a successor Remarketing Dealer.

     The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the MAPS. The Remarketing Dealer, as holder or Beneficial Owner of MAPS, may exercise any vote or join in any action which any Beneficial Owner of MAPS may be entitled to exercise or take with like effect as if the Remarketing Dealer did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its capacity either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

REPURCHASE

     In the event that (i) the Remarketing Dealer for any reason does not notify the Company of the Interest Rate to Maturity by 4:00 p.m., New York time, on the Determination Date, or (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) since the Notification Date, a material adverse change in the condition of the Company and its subsidiaries, taken as a whole, shall have occurred or an Event of Default, or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MAPS shall have occurred and be continuing, or any other event constituting a termination event under the Remarketing Agreement shall have occurred, or (iv) the Remarketing Dealer elects not to remarket the MAPS, or (v) the Remarketing Dealer for any reason does not purchase all MAPS tendered to it on the Remarketing Date, the Company will repurchase the MAPS as a whole on the Remarketing Date at a price equal to 100% of the principal amount of the MAPS plus all accrued and unpaid interest, if any, on the MAPS to but excluding the Remarketing Date. In any such case, payment will be made by the Company to the Participant of each Beneficial Owner of MAPS by book entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's MAPS.

REDEMPTION

  Upon Remarketing

     If the Remarketing Dealer elects to remarket the MAPS on the Remarketing Date, the MAPS will be subject to mandatory tender to the Remarketing Dealer for remarketing on such date, subject to the conditions described above under "-- Tender of MAPS; Remarketing" and "-- Repurchase" and to the Company's right to redeem the MAPS from the Remarketing Dealer as described in the next sentence. The Company will notify the Remarketing Dealer and the Trustee, not later than the Business Day immediately preceding the Determination Date, if the Company irrevocably elects to exercise its right to redeem the MAPS, in whole but not in part, from the Remarketing Dealer on the Remarketing Date at the Remarketing Redemption Price. The "Remarketing Redemption Price" shall be the greater of (i) 100% of the principal amount of the MAPS and (ii) the Dollar Price, plus in either case any accrued and unpaid interest on the principal amount being redeemed to the Remarketing Date. If the Company elects to redeem the MAPS, it shall pay the Remarketing Redemption Price therefor in same-day funds by wire transfer to an account designated by the Remarketing Dealer on the Remarketing Date.

  Optional

     The MAPS will be redeemable, at the option of the Company, at any time after the Remarketing Date in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each Beneficial Owner of MAPS to be redeemed as shown in the security register for the MAPS, on any date prior to the Stated Maturity Date at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the applicable date fixed for redemption (the "Redemption Date") (subject to the right of persons in whose name the MAPS are registered on the relevant record date to receive interest due on an Interest

Payment Date that is on or prior to the Redemption Date) plus a make-whole premium (the "Make-Whole Premium"), if any.

     The amount of the Make-Whole Premium with respect to any MAPS (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the Redemption Date, of:

             (A) each interest payment that, but for such redemption, would have been payable on the MAPS (or portion thereof) after the Redemption Date (excluding any accrued interest for the period prior to the Redemption
        Date); and

             (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the MAPS (or portion thereof) being redeemed;

        over

          (ii) the principal amount of the MAPS (or portion thereof) being redeemed.

The present values of interest and principal payments referred to in clause (i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below for purposes of determining the Make-Whole Premium) plus 25 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 10 Business Days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by NationsBanc Montgomery Securities LLC or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the MAPS, calculated to the nearest 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third Business Day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100 of 1%, with any figure of 1/200 of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the MAPS are to be redeemed, the Trustee will select the MAPS to be redeemed pro rata or by lot. The Trustee may select for redemption MAPS and portions of MAPS in amounts of $1,000 or whole multiples of $1,000, provided that if all of the MAPS of a holder are to be redeemed, the entire outstanding amount of MAPS held by such holder, even if not a whole multiple of $1,000, will be redeemed.

     The MAPS will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

BOOK-ENTRY SYSTEMS

     The MAPS will be issued in fully registered form in the name of Cede & Co. ("Cede"), as nominee of DTC or in the name of a nominee of any successor or alternate depository selected by the Company. One or more fully registered certificates will be issued as Global Securities for the MAPS in the aggregate principal amount of the MAPS. Such Global Securities will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of MAPS under the DTC system must be made by or through Participants, which will receive a credit for the MAPS on DTC's records. The ownership interest of each actual purchaser of MAPS ("Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participants or Indirect Participant through which the Beneficial Owners purchased the MAPS. Transfers of ownership interests in the MAPS are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the MAPS, except in the event that use of the book-entry system for the MAPS is discontinued. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the MAPS.

     To facilitate subsequent transfers, all MAPS deposited by Participants with DTC are registered in the name of Cede. The deposit of MAPS with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the MAPS; DTC's records reflect only the identity of the Participants to whose accounts such MAPS are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices shall be sent to DTC. If less than all of the MAPS are being redeemed, DTC will reduce the amount of the interest of each Participant in such MAPS in accordance with its procedures.

     Neither DTC nor Cede will consent or vote with respect to the Global Securities. Under its usual procedures DTC would mail an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns DTC's or Cede's consenting or voting rights to those Participants to whose accounts the MAPS are credited on the record date (identified in the listing attached to the omnibus proxy).

     Principal and interest payments on the Global Securities will be made to DTC. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on DTC's records. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of interest and principal to DTC is the responsibility of the Company, disbursement of such payments to Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants and Indirect Participants.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. DTC may discontinue providing its service as securities depositary with respect to the MAPS at any time by giving reasonable notice to the Company or the Trustee. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, certificates in fully registered form will be delivered in exchange for beneficial interests in the Global Securities representing such MAPS.

     Neither the Company, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the MAPS, or payments to, or the providing of notice to Participants or Beneficial Owners.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the MAPS will be made by the Underwriters in immediately available funds. So long as the MAPS are represented by Global Securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by the Company in immediately available funds. In addition, so long as the MAPS are represented by such Global Securities, the MAPS will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the MAPS will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the MAPS.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the MAPS is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly retroactively) by legislation, administrative action or judicial decision. It deals only with MAPS held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, regulated investment companies, dealers in securities or currencies, persons holding MAPS as a hedge against currency risk or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar. In addition, this summary only addresses the federal income tax consequences of the MAPS until the Remarketing Date and generally does not deal with holders other than the original purchasers of the MAPS who purchase the MAPS at the "issue price" (the first price at which a substantial amount of the MAPS is sold to the public, ignoring sales to bond houses, brokers and similar persons acting as underwriters, placement agents or wholesalers). PERSONS CONSIDERING THE

PURCHASE OF THE MAPS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE MAPS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, the term "U.S. Holder" means a Beneficial Owner of a MAPS that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a MAPS is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a Beneficial Owner of a MAPS that is not a U.S. Holder.

     The federal income tax treatment of the MAPS depends, in part, on whether the MAPS are treated as maturing on their Stated Maturity Date (i.e., 2038) or on the Remarketing Date. The Company intends to treat the MAPS as maturing on the Remarketing Date because (i) the holders are required to tender their MAPS on such date, and the tendered MAPS are required to be purchased on such date either by the Remarketing Dealer or, if the Remarketing Dealer elects not to purchase, by the Company, and (ii) the holders will in either case be paid only the stated principal amount of the MAPS plus any accrued and unpaid interest. Further, if the Remarketing Dealer elects to purchase the tendered MAPS for resale, the Company intends to treat the MAPS as newly issued debt instruments on such date.

     Because no debt instrument closely comparable to the MAPS has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the MAPS is not certain. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service ("IRS"). Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the MAPS are uncertain, and no assurance can be given that the IRS or the courts will agree that the MAPS should be treated as maturing on the Remarketing Date.

     Assuming the Company's treatment of the MAPS as maturing on the Remarketing Date is respected, interest payments in respect of the MAPS will constitute "qualified stated interest" under the Treasury regulations dealing with the determination and reporting of original issue discount. As a result, the MAPS will not be treated as issued with original issue discount if (i) they are sold at par value or (ii) the excess (if any) of the par value over the MAPS' issue price is less than a statutory de minimis amount (generally 1/4 of 1% of the MAPS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from the issue date). Further, interest payments on the MAPS will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. Holder's regular method of tax accounting.

     If the MAPS are issued at a discount equal to or greater than the statutory de minimis amount, a U.S. Holder must include original issue discount in income as ordinary interest for federal income tax purposes as it accrues under a constant yield method regardless of when the cash payments attributable to such income are received and regardless of the U.S. Holder's regular method of accounting.

     Under the foregoing treatment, upon the sale, exchange or retirement of a MAPS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the MAPS. A U.S. Holder's adjusted tax basis in a MAPS generally will equal such U.S. Holder's initial investment in the MAPS increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received.

     There can be no assurance that the IRS will agree with the Company's treatment of the MAPS and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the MAPS as maturing on the Stated Maturity Date and to treat the holders as if they had granted the remarketing right to the Remarketing Dealer. If the MAPS were treated as maturing on the Stated Maturity Date, the MAPS would be treated as having contingent interest under the Treasury regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"). In that event, the Company would be required to construct a projected payment schedule for the MAPS, based upon the Company's current borrowing costs for comparable noncontingent debt instruments of the Company, from which an estimated yield on the MAPS would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the MAPS at the beginning of each interest accrual period and the estimated yield of the MAPS and to make certain adjustments to such income accruals for differences between actual payments and projected payments. In general, for these purposes, a MAPS adjusted issue price would equal the MAPS issue price increased by the interest previously accrued on the MAPS, and reduced by all payments made on the MAPS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include amounts in income in excess of actual cash payments received for certain taxable years.

     In addition, the character of any gain or loss, upon the sale or exchange of a MAPS (including a sale pursuant to the mandatory tender on the Remarketing
Date) by a U.S. Holder, will likely differ if the MAPS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal or interest (including original issue discount, if any) on a MAPS, unless such non-U.S. Holder is an actual or constructive 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company through stock ownership, or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Beneficial Owner of the MAPS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the Beneficial Owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Beneficial Owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a MAPS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Beneficial Owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     If a non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described above, payments of interest (including original issue discount, if any) made to such non-U.S. Holder will be subject to a 30% withholding tax unless the Beneficial Owner of the MAPS provides the Company or its paying agent, as the case may be, with a properly executed (i) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (ii) IRS Form 4224 (or successor form) stating that interest paid on the MAPS is not subject to withholding tax because it is effectively connected with the Beneficial Owner's conduct of a trade or business in the United States.

     Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes gain upon retirement or disposition of a MAPS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The MAPS will not be includible in the estate of a non-U.S. Holder for United States federal estate tax purposes unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the MAPS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the MAPS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MAPS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a MAPS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a Beneficial Owner would be allowed as a refund or a credit against such Beneficial Owner's federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

     On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. Based on an IRS Notice issued on March 27, 1998, the New Regulations generally will be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") dated April 9, 1998 among the Company and the several Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of the
MAPS:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF MAPS
                        -----------                           ----------------
Salomon Brothers Inc........................................      50,000,000
Chase Securities Inc. ......................................      50,000,000
NationsBanc Montgomery Securities LLC.......................      50,000,000
                                                                ------------
          Total.............................................    $150,000,000
                                                                ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the MAPS offered hereby if any MAPS are purchased. The Underwriters have advised the Company that the Underwriters propose to offer the MAPS to the public initially at the offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers initially at such price less a discount not in excess of 0.40% of the principal amount of the MAPS. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.25% of the principal amount of the MAPS. After the initial offering of the MAPS to the public, the public offering price and such concessions may be changed. In addition, in consideration for the right to require the mandatory tender of all outstanding MAPS as described above, the Remarketing Dealer will pay to the Company, on the same date the Underwriters pay the purchase price for the MAPS, an amount equal to 3.93% of the principal amount of the MAPS.

     The MAPS are a new issue of securities with no established trading market. The Company does not intend to list the MAPS on any securities exchange or include the MAPS on any quotation system. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the MAPS, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MAPS.

     The Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the MAPS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriters in connection with the offering. If the Underwriters create a short position in the MAPS in connection with the offering, i.e., if they sell the MAPS in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing MAPS in the open market.

     In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MAPS. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, Salomon Brothers Inc and its affiliates have engaged and may in the future engage in investment banking transactions with the Company and certain of its affiliates. As discussed in "Use of Proceeds," the Company will apply a portion of the proceeds from the offering of the MAPS to pay down indebtedness under money market lines owed to NationsBank of Texas, N.A., an affiliate of NationsBanc Montgomery Securities LLC. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and NationsBank of Texas, N.A., or affiliates thereof, have in the past and may in the future engage in investment banking or other transactions of a financial nature with the Company and certain of its affiliates, including the making of loans to the Company and its affiliates. Certain of the Underwriters or their affiliates have provided certain advisory services to the Company. Because more than 10% of the net proceeds of the offering of the MAPS will be used to repay indebtedness of the Company owed to an affiliate of one of the Underwriters, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     The Company has agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to make contribution to certain payments in respect thereof.

                                 LEGAL MATTERS

     The validity of the MAPS and certain legal matters relating to the offering of the MAPS will be passed upon for the Company by King & Spalding, Houston, Texas. Certain legal matters relating to the offering of the MAPS will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York.

======================================================

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-2
Use of Proceeds.......................   S-4
Capitalization........................   S-4
Summary Financial Information.........   S-5
Reserves..............................   S-6
Description of the MAPS...............   S-8
Certain United States Federal Income
  Tax Considerations..................  S-15
Underwriting..........................  S-18
Legal Matters.........................  S-19
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     4
Description of Capital Stock..........    18
Description of Depositary Shares......    22
Description of Warrants...............    26
Plan of Distribution..................    27
Legal Matters.........................    29
Experts...............................    29

             ======================================================
             ======================================================
                             UNION TEXAS PETROLEUM
                                 HOLDINGS, INC.
                                7.000% MANDATORY
                              PUTABLE/REMARKETABLE
                             SECURITIES (MAPS(SM))

                               DUE APRIL 15, 2038

                                      LOGO
                                  ------------

                             PROSPECTUS SUPPLEMENT

                              DATED APRIL 9, 1998
                                  ------------
                              SALOMON SMITH BARNEY
                             CHASE SECURITIES INC.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                        "MAPS(SM)" is a service mark of
                              Salomon Brothers Inc

             ======================================================